UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

December 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 13 ( “Amendment No. 13”) amends the statement on Schedule 13D originally filed by the Reporting Persons on September 19, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 7, 2016, Amendment No. 2 to the Schedule 13D filed on December 16, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D filed on May 10, 2017, Amendment No. 8 to the Schedule 13D filed on August 24, 2017, Amendment No. 9 to the Schedule 13D filed on September 14, 2017, Amendment No. 10 to the Schedule 13D filed on November 3, 2017, Amendment No. 11 to the Schedule 13D filed on February 2, 2018 and Amendment No. 12 to Schedule 13D filed on July 3, 2018 (as so amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The Schedule 13D was previously filed to report that the Reporting Persons may be deemed to have shared beneficial ownership over shares of Class A Common Stock beneficially owned by EMC Corporation (“EMC”) or its wholly-owned subsidiaries EMC Equity Assets LLC (“EMC Sub”) and VMW Holdco LLC (“VMW Holdco”). EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons (the “Silver Lake Funds”), Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P. As previously disclosed in the Schedule 13D filed by the Reporting Persons on September 19, 2016, as a result of certain provisions of an Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016 (the “Stockholders Agreement”), Dell Technologies and certain of its subsidiaries were prohibited from taking certain actions with respect to securities of the Issuer without the consent of the Silver Lake Funds, and as a result, the Silver Lake Funds and the other Reporting Persons may have been deemed to beneficially own the securities of the Issuer held by Dell Technologies and certain of its subsidiaries. On December 25, 2018, in connection with the expected consummation of the transactions contemplated by the Agreement and Plan of Merger, between Dell Technologies and Teton Merger Sub Inc., dated as of July 1, 2018, as amended, pursuant to which Teton Merger Sub Inc. will be merged with and into Dell Technologies and pursuant to which Dell Technologies registered on December 26, 2018 its Class C Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Dell Transaction”), the Stockholders Agreement was terminated effective as of December 25, 2018, thereby eliminating the consent rights described above. As a result, the Reporting Persons are filing this Amendment No. 13 to reflect that they no longer may be deemed to be the beneficial owners of securities of the Issuer held by Dell Technologies and certain of its subsidiaries as a result of the Stockholders Agreement. The Dell Transaction does not involve any purchase or sale of securities of the Issuer by the Reporting Persons. Dell Technologies and certain of its subsidiaries separately file Schedule 13D filings reporting their beneficial ownership of securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) - (e) are hereby amended and restated as follows:

As described in the Explanatory Note, the Reporting Persons no longer may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock or Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in the Explanatory Note of this Amendment No. 13 is incorporated by reference into this Item 6.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2018

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Group, L.L.C.
By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director